SEC 1745   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
              INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
   (02-02)    RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL
              NUMBER.

                                  UNITED STATES                OMB APPROVAL
                        SECURITIES AND EXCHANGE COMMISSION     OMB Number:
                                                               3235-0145
                             Washington, D.C. 20549            Expires: December
                                                               31, 2005
                                 SCHEDULE 13G/A                Estimated average
                                 (Rule 13d-102)                burden hours per
                                                               response. . 11


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)*

                           DANKA BUSINESS SYSTEMS PLC
                                (Name of Issuer)

                      Ordinary Shares, 1.25 Pence Par Value
                         (Title of Class of Securities)

                                    236277109
                                 (CUSIP Number)

                                February 27, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO05459T10-1

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Limited Liability Company formed under the laws of the State of New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    14,057,420 shares of Common Stock
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        14,057,420 shares of Common Stock


     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,057,420 ordinary shares

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.48% as of the date of this filing
              (based 256,582,252 ordinary shares outstanding )

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; OO (Limited Liability Corporation)

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Potomac Capital Management Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [     ]
            (b)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
              Corporation formed under the laws of the State of New York

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    14,057,420 shares of Common Stock
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        14,057,420 shares of Common Stock


     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,057,420 ordinary shares

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.48% as of the date of this filing (based on 256,582,252 ordinary shares issued and outstanding)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              HC; CO

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)  [ ]
            (b)  [ ]

     3.     SEC USE ONLY

     4.
            CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen

Number of          5.   Sole Voting Power
Shares                  0
Beneficially
Owned by           6.   Shared Voting Power
Each                    14,057,420 shares of Common Stock
Reporting
Person With        7.   Sole Dispositive Power
                        0

                   8.   Shared Dispositive Power
                        14,057,420 shares of Common Stock

     9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,057,420 ordinary shares

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              Approximately 5.48% as of the date of this filing (based on 256,582,252 ordinary shares issued and outstanding)

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN; HC

ITEM 1.
           (a)  NAME OF ISSUER
                Danka Business Systems PLC

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                11101 Roosevelt Blvd             Masters House
                St. Petersburg, FL 33716         107 Hammersmith Road
                                                 London, W14 0QH, United Kingdom

ITEM 2.
           (a)  NAME OF PERSON FILING
                Potomac Capital Management LLC

           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 825 Third Avenue
                33rd Floor
                New York, New York 10022

           (c)  CITIZENSHIP
                Limited Liability Company formed under the laws of the State of New York.

           (a)  NAME OF PERSON FILING
                Potomac Capital Management Inc.

           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE 825 Third Avenue
                33rd Floor
                New York, New York 10022

           (c)  CITIZENSHIP
                Corporation formed under the laws of the State of New York.

           (a)  NAME OF PERSON FILING
                Paul J. Solit

           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE c/o Potomac Capital Management LLC
                825 Third Avenue
                33rd Floor
                New York, New York 10022

           (c)  CITIZENSHIP
                U.S. Citizen


           (d)   TITLE OF CLASS OF SECURITIES
                 Ordinary Shares, 1.25 Pence Par Value

           (e)   CUSIP NUMBER
                 236277109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

           (a)   [ ]  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE
                      EXCHANGE ACT;
           (b)   [ ]  BANK AS DEFINED IN SECTION 3(A)(6) OF THE EXCHANGE ACT;
           (c)   [ ]  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE
                      EXCHANGE ACT;
           (d)   [ ]  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                      INVESTMENT COMPANY ACT;

           (e)   [ ]  AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
                      13D-1(B)(1)(II)(E);
           (f)   [ ]  AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE
                      WITH RULE 13D-1(B)(1)(II)(F);
           (g)   [ ]  A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE
                      WITH RULE 13D-1(B)(1)(II)(G);
           (h)   [ ]  A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE
                      FEDERAL DEPOSIT INSURANCE ACT;
           (i)   [ ]  A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN
                      INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT;
           (j)   [ ]  GROUP, IN ACCORDANCE WITH RULE 13D-1(B)(1)(II)(J).


ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

POTOMAC CAPTIAL MANAGEMENT LLC
POTOMAC CAPITAL MANAGEMENT INC.
PAUL J. SOLIT

The Reporting Persons are currently the beneficial owner of 3,514,355 American Depositary Shares ("ADS"), each ADS representing four (4) Ordinary Shares (the "Shares") of Danka Business Systems PLC (the "Issuer"). The Shares are the security underlying the ADS issued by the Issuer. The percent of class held by each Reporting Person is based on 256,582,252 shares issue and outstanding.

             (a)  AMOUNT BENEFICIALLY OWNED:   14,057,420 ordinary shares
             (b)  PERCENT OF CLASS:    Approximately 5.48% as of the date of
                  this filing (based on 256,582,252 shares of Common Stock issued and outstanding)
             (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    0
                  (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE 14,057,420 ordinary shares
                  (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF    0
                  (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF 14,057,420 ordinary shares


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five
percent of the class of securities, check the following    [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

ITEM 10.     CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 27th day of February, 2006



                                       POTOMAC CAPITAL MANAGEMENT LLC

                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit, Managing Member

                                       POTOMAC CAPITAL MANAGEMENT INC.

                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit, President

                                       PAUL J. SOLIT

                                       By:   /s/ Paul J. Solit
                                             --------------------------------
                                             Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A  Identification  of entities  which  acquired the shares which are the subject of this report on Schedule 13G/A

Exhibit B  Joint Filing  Agreement dated February 27, 2006 among Potomac Capital
           Management LLC, Potomac Capital Management, Inc. and Paul J. Solit